                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (FINAL AMENDMENT)
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                               (AMENDMENT NO. 1)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  OPAL, INC.
                          (Name of Subject Company)
                                ORION CORP. I
                           APPLIED MATERIALS, INC.
                                  (Bidders)
                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)
                                 683474-10-0
                    (CUSIP Number of Class of Securities)

                           JOSEPH J. SWEENEY, ESQ.
                           APPLIED MATERIALS, INC.
                               2881 SCOTT BLVD.
                        SANTA CLARA, CALIFORNIA 95050
                                (408) 727-5555
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                               DAVID FOX, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000


-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

CUSIP NO. 683474-10-0

                                          14D-1 AND 13D

          Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

    1.
          Orion Corp. I

         ---------------------------------------------------------------------------------------------


         Check the Appropriate Box if a Member of a Group                (a) [ ]                  (b) [ ]

    2.

         ---------------------------------------------------------------------------------------------


         SEC Use Only

    3.

         ---------------------------------------------------------------------------------------------


         Source of Funds

    4.
         AF

         ---------------------------------------------------------------------------------------------


         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)     [ ]

    5.

         ---------------------------------------------------------------------------------------------


         Citizenship or Place of Organization

    6.
         Delaware

         ---------------------------------------------------------------------------------------------


         Aggregate Amount Beneficially Owned By Each Reporting Person

    7.

         8,270,036
         ---------------------------------------------------------------------------------------------


         Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                        [ ]

    8.

         ---------------------------------------------------------------------------------------------


         Percent of Class Represented By Amount in Row (7)
    9.

         Approximately 94.6% of the Shares outstanding on a fully diluted basis.

         ---------------------------------------------------------------------------------------------


         Type of Reporting Person

   10.

         CO
         ---------------------------------------------------------------------------------------------

CUSIP NO. 683474-10-0

                                          14D-1 AND 13D

         Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

    1.   Applied Materials, Inc.

         --------------------------------------------------------------------------------------------


         Check the Appropriate Box if a Member of a Group                (a) [ ]                  (b) [ ]
    2.

         --------------------------------------------------------------------------------------------

         SEC Use Only
    3.

         --------------------------------------------------------------------------------------------

         Source of Funds
    4.
         WC or BK

         --------------------------------------------------------------------------------------------

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)    [ ]
    5.

         --------------------------------------------------------------------------------------------

         Citizenship or Place of Organization
    6.
         Delaware

         --------------------------------------------------------------------------------------------

         Aggregate Amount Beneficially Owned By Each Reporting Person
    7.
         8,270,036

         --------------------------------------------------------------------------------------------

         Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                       [ ]
    8.

         --------------------------------------------------------------------------------------------

         Percent of Class Represented By Amount in Row (7)
    9.
         Approximately 94.6% of the Shares outstanding on a fully diluted basis.

         --------------------------------------------------------------------------------------------

         Type of Reporting Person
   10.

         CO
         --------------------------------------------------------------------------------------------

     This Amendment amends the Tender Offer Statement on Schedule 14D-1 filed on November 26, 1996, as amended (the "Schedule 14D-1") by Applied Materials, Inc., a Delaware corporation, and its wholly owned subsidiary, Orion Corp. I, a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.01 per share, of Opal, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.



Item 6. Interest in Securities of the Subject Company.

     Item 6 is hereby amended to add as follows:

     Following expiration of the Offer at 12:00 Midnight, New York
City Time, on December 24, 1996, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the Depositary that, after giving effect to tendering stockholders' compliance with the guaranteed delivery procedures, 8,270,036 Shares, representing approximately 94.6 percent of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.


Item 11. Material To Be Filed as Exhibits

         Item 11 is hereby amended to add the following:

         (a)(10) Text of press release, dated December 25, 1996.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 1996

                                          ORION CORP. I

                                          BY:  /s/ Nancy H. Handel
                                              -------------------------------
                                              Name: Nancy H. Handel
                                              Title: President and Chief
                                              Executive Officer

                                          APPLIED MATERIALS, INC

                                          BY:  /s/ Joseph J. Sweeney
                                              -------------------------------
                                              Name: Joseph J. Sweeney
                                              Title: Vice President

                                 EXHIBIT INDEX



Exhibit No.        Description
-----------        -----------

(a)(10)            Text of Press Release, dated December 25, 1996.